Exhibit 99.1

News Release

NYSE, TSX: NTR

August 8, 2022

Nutrien Announces Appointment of

Ken Seitz as President and CEO

Strong leadership advances Nutrien’s strategy to safely and sustainably feed a growing world

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR), the world’s largest provider of crop inputs and services, announced today that its Board of Directors has appointed Ken Seitz as its President and CEO, effective August 8, 2022. Mr. Seitz will also join the Nutrien Board of Directors. The announcement follows an extensive seven-month global search including internal and external candidates led by the Board and supported by a world-class executive recruitment firm with a dedicated agriculture and chemical practice.

Mr. Seitz has served as interim CEO since January 2022 and brings more than 25 years of global management experience working across more than 60 countries, with deep experience in agriculture and mining sectors. Under Mr. Seitz’s leadership, Nutrien has achieved record results, delivered bold actions in response to changes in agricultural markets, advanced the organization’s sustainability strategy and brought together key parties to help navigate unprecedented global food security challenges.

Russ Girling, Chair of the Nutrien Board of Directors said, “Nutrien’s record performance and disciplined execution of strategy during some of the most turbulent times we have seen globally underscore the strength of Ken Seitz’s leadership. As the company’s President and CEO, Mr. Seitz will continue to drive positive outcomes for all of our stakeholders as we strive to safely and sustainably feed the world.”

Expanding on the Board decision, Mr. Girling stated, “Mr. Seitz strongly aligned to our comprehensive leadership needs given his extensive international experience in our industries, passionate connection to our purpose, efficacy in driving our stated strategy and personal commitment to employee safety and an inclusive workplace. Additionally, Mr. Seitz demonstrated proven performance in an interim role this year receiving an extensive range of positive feedback from our stakeholders. The Board has every confidence Mr. Seitz is the right leader to drive our strategy forward.”

Mr. Seitz said, “I look forward to continuing the important work of safely and sustainably feeding a growing world with the executive leadership team, our employees globally and support of the Board of Directors. Growing up on a dairy farm in Saskatchewan, I am honored and humbled to work alongside growers during these challenging times today and going forward. Nutrien is extremely well positioned to help meet the global goals of food security and climate action, partnering across the food system. Our purpose is to feed the future, and I am invigorated by the noble pursuit to help solve these critical world needs.”

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Media Relations	Investor Relations
Megan Fielding	Jeff Holzman
Vice President, Brand & Culture Communications	Vice President, Investor Relations
(403) 797-3015	(306) 933-8545
Media@nutrien.com	Investors@nutrien.com